

ORBITAL
ASSEMBLY

Aims to develop and operate profitable, space business parks with gravity a **decade ahead of its competitors**.

We Provide Gravity™

Orbital Assembly was established to develop, and operate profitable, space-based business parks with gravity a **decade ahead of its competitors**.

We Provide Gravity™

GRAVITY

Gravity in space alleviates serious medical conditions due to weightlessness, leading to an environment promoting profitable operations.

We believe that gravity will significantly reduce the frequency of replacing humans in orbit, by our estimates lowering annual operating costs by as much as 75%, which translates to an estimated $150 million savings per astronaut tenant on our stations.



ONLY ORBITAL ASSEMBLY HAS

5+ Years Active AG design with multiple patents pending

Mission ops for large scale on orbit assembly

The most recent sponsored report on the effects of microgravity and AG countermeasures

SPACE BUSINESS PARK WITH GRAVITY.

The **Pioneer-class**™**,** planned to be one of the world's first and largest hybrid-gravity™ space stations for both work and stay, featuring spacious microgravity modules, and the rotating *Gravity Ring*™.

CONSTRUCTION TIME	**24 to 42** MO
SCALABLE OCCUPANCY	**28 to 54**
HYBRID- GRAVITY	**0** G **- .57** G
VOLUME	**2,080 to 4,000** m3**
PLANNED OPERATION	**Late 2025***

*Pioneer Phase 1, Funding contingent
**Comparable to 31 to 59 shipping containers



ORBITAL ASSEMBLY'S PLATFORMS:
FEED FORWARD ARCHITECTURE





Orbital Assembly's patent-pending truss assembly machines can build versatile platforms for customer specific orbital applications; from autonomous orbital staging to habitable structures.



CONFIGURABLE FOR MULTIPLE MARKETS

"INERT" PAYLOADS OR LIVE DATA PROCESSING

"MOVEMENT WITHOUT REGRET"



Orbital Assembly's standardized payload modules are backwards compatible to meet current and future mission design, accommodating near term unmanned micro-g staging depots and scaling to crewed platforms.

STANDARDIZED

LOW END-USER OVERHEAD



RAPID TIME TO MARKET

PIONEER-CLASS STATION
Vertical Markets:

- Earth-to-space and space-to-space logistics
- Commercial production & R&D facilities
- Up to 54 space tenants and tourists for long term stay (months)
- Command, Control, and Communications (C3)
- Business to Business in situ markets for anticipated revenue ready missions and profitability in as soon as 28 mo.



Conceptual Render of Section Cut through Pioneer Station Module. Showing half Module. +/- 200 m3

ORBITAL ECOSYSTEM



Orbital Ops

ROGUE
SPACE SYSTEMS CORPORATION

INTUITIVE MACHINES

Lunar Data Centers

Manufacturing

CISLUNAR INDUSTRIES

G SPACE

SHIPSHAPE
Urban Farms

Research

100 YEAR STARSHIP
canopus 310 LY

ASU LightWorks
ARIZONA STATE UNIVERSITY

Tourism

SPACEVIP

LifeShip

Media and Retail

FUTURE DUDE ENTERTAINMENT

DREAM Big World

Data

STOKE

Downmass

HSTAR SPACE TRANSPORT

Resupply and Staging

SPINLAUNCH

HSTAR SPACE TRANSPORT

ULA

HYPER SCIENCES

R

Virgin ORBIT

Terrestrial Data Centers

Only Orbital Assembly has integrated a business model to capture a true end to end supply chain and distribution system that provides frequent and scalable cadence to terrestrial supply lines, and B2B customers on orbit.

COMPETITIVE ADVANTAGE

FIRST MOVER
28 Mo*

GRAVITY
Up to 0.57 G

LARGEST CAPACITY
4-54 occupants**

MOST POWER
Up to 200 kW

LARGEST VOLUME
400-4,000 m3**



Orbital
Assembly
**PIONEER
Phase 3**

VOLUME m3

3000

2250

1500

750

0

0.0 G   0.75 G

MIN. GRAVITY   MAX. GRAVITY

PRESSURIZED

- **PIONEER
Phase 2**

- **ISS**
- **ORBITAL REEF**

- **PIONEER Phase 1**

- **AxSTATION**

- **STARLAB**

ORBITAL ASSEMBLY, ADDRESSING CURRENT UNMET MARKET DEMAND

The entire landscape of space access is undergoing a dramatic revolution; Orbital Assembly's plans exploit that to the fullest and set us apart from our competition.

There is escalating demand for on orbit access with greater cadence and volume for scalable R&D and greater volume for manufacturing and production of commercial enterprise.



LOWER LAUNCH COSTS

DOWN 99% BY 2025



SATELLITE BOOM

INCREASED DEMAND FOR
SPACE-TO-SPACE LOGISTICS
3+ YEAR ISS BACKLOG



COTS & COGS

COST REDUCTIONS OF COGS /
MORE AVAILABLE COTS FOR
HABITABLE STATIONS
FLIGHT PROVEN HARDWARE

ORBITAL ASSEMBLY'S BENCHMARKS AND STRATEGIC ROADMAP



2019
Incorporation

DSTAR R&D
2020

2021
DSTAR Demo

19 Customer MOUs & LOIs
3 Patents Pending
2022

2023
Fabrication and Small Scale Testing

Integration and Testing
2024

2025
Pioneer Phase 1 Launch

Pioneer Phase 2 & 3
2026

2027+
Fleet Expansion



DELIVERY
PHASE 1
2023-2025

400M^3+ anticipated profitable micro-gravity station. (Equivalent volume of 6 Shipping Containers)



GRAVITY
PHASES 2 & 3
2026-2028



With profits and secured investments, we can accommodate up to three fully functioning Stations by 2029.

EXPANSION
PHASES 4+
2028 +





GROWTH
PROFITS REINVESTED TO GROW FLEET

Capacity to position stations anywhere in cislunar space, Mars, and beyond.

CORE TEAM

Space Real Estate Development Company using space flight heritage commercial off the shelf (COTS) products and our own innovative proprietary technology to build hybrid-gravity space stations with artificial gravity.

Over 150 years of space heritage, business development, entrepreneurship, and over 30 successful space missions.






Rhonda Stevenson
CEO
President

Tim Alatorre, NCARB
COO
Chair of the Board
Co-founder

Thomas Spilker, Ph.D.
CTO
Vice Chair of the Board
Co-founder

Rob Miyake
Senior Thermal Engineer
Board Member, Co-founder

STRATEGIC AFFILIATES

     

    

   

      

     

    

    

FIRST MOVER ADVANTAGE

PROFITABILITY IN *AS SOON AS* **24 MONTHS**

ECONOMIES OF SCALE

VERSATILE PRODUCTS THAT SCALE TO HABITABILITY

SCALABILITY AND MODULARITY

PROPRIETARY ADVANTAGE

PROFITABLE FEED FORWARD ARCHITECTURE



CONTACT

Rhonda Stevenson, CEO
RStevenson@orbitalassembly.com



Thank You

We Provide Gravity™